April 4, 2019

Robert J. Johnson
Senior Executive Vice President, General Counsel
BB&T CORP
200 West Second Street
Winston-Salem, NC 27101

       Re: BB&T CORP
           Registration Statement on Form S-4
           Filed March 11, 2019
           File No. 333-230179

Dear Mr. Johnson:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Please provide us supplementally with copies of any board books or similar materials that either RBCCM or Goldman Sachs presented to the BB&T and SunTrust boards, respectively, in connection with their fairness opinions.
Questions and Answers
Will the value of the merger consideration change between the date of this joint proxy statement/prospectus...?, page 5

2. We note your disclosure that the value of the merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger based upon the market value for BB&T common stock. Please revise your disclosure in this
 Robert J. Johnson
FirstName LastNameRobert J. Johnson
BB&T CORP
Comapany NameBB&T CORP
April 4, 2019
April 2 2019 Page 2
Page 4,
FirstName LastName
         section and throughout the proxy statement/prospectus to clearly state, if true, that there is no minimum market value of BB&T common stock that would trigger a potential termination of the merger agreement.
The Merger
Background of the Merger, page 53

3. We note your disclosure that each of the board of directors of BB&T and SunTrust have regularly reviewed and assessed their respective strategic opportunities. We note also that your disclosure makes no mention of any discussions of business combinations with any entities other than BB&T and SunTrust. Please explain the extent to which either BB&T or SunTrust considered opportunities with any other companies during this time period. If no other companies were considered as potential merger partners, please explain why the parties did not expand their respective searches.
4. Please revise your disclosure to describe in more detail the discussions regarding the exchange ratio. We note that the parties agreed to recommend a range between 1.28 and
         1.31, but you have not addressed any prior proposals or described the negotiations that proceeded the agreed-upon range. For example, did the parties discuss any options other than an all stock merger with a fixed exchange ratio? How did Mr. King and Mr. Rogers decide on the range, and then subsequently the 1.295 exchange ratio? Did either BB&T or
         SunTrust propose any changes to the exchange ratio as negotiations continued and due diligence was conducted?
Opinion of BB&T's Financial Advisor
Selected Transactions Analysis, page 81

5. We note that the list of precedent stock-for-stock merger of equals transactions includes only one precedent that occurred within the past twelve years. Please revise to explain
         RBCCM's decision to expand the precedent range of the largest stock-for-stock merger of equals to the past twenty years, as opposed to using a more recent time frame.
Governance of the Combined Company After the Merger
Chief Executive Officer, Chairman, President and Chief Operating Officer, page
99

6. We note your disclosure regarding the detailed succession planning and employment agreements for Messrs. King and Rogers, both of which include periods of time where they will serve as chairman and/or directors of the board of the surviving company. We note also that you describe the requirements of the board to nominate these persons to their respective positions, and the penalties if they do not do so. We note further your disclosure elsewhere in the proxy statement/prospectus that shareholders will have the right to re-elect members of the board on an annual basis. Please revise your disclosure here and on pages 86 and 91 to describe what will happen if shareholders do not re-elect either Messrs. King or Rogers to the board during the terms of their employment
 Robert J. Johnson
FirstName LastNameRobert J. Johnson
BB&T CORP
Comapany NameBB&T CORP
April 4, 2019
April 3 2019 Page 3
Page 4,
FirstName LastName
         agreements. Include specific references to any relevant provisions of their employment agreements. Depending on your response, we may determine that Risk Factor disclosure is appropriate.
Unaudited Pro Forma Condensed Combined Financial Statements, page 124

7. Please add a note on the estimated merger integration costs and the estimated cost savings following the merger.
8. Please add a note on potential divestitures of businesses, branches, etc. of BB&T and
         SunTrust in order to obtain regulatory approval for the merger agreement.
Note 3. Adjustments to the unaudited pro forma condensed combined balance sheet, page 130

9. Please revise note (c) to disclose the estimated life of the loans being acquired over which the fair value adjustments will be recognized.
10. Please revise note (h) to disclose the estimated life of the deposits being assumed over which the fair value adjustment will be recognized.
11. Please revise note (i) to disclose the estimated life of the long term debt over which the fair value adjustment will be recognized.
Note 4. Adjustments to the unaudited pro forma condensed combined statement of income, page
132

12. Please revise note (a) to separately disclose the elimination of the SunTrust amortization and the BB&T estimated amortization of the premiums and accretion of discounts separately.
13. Please revise note (d) to disclose the elimination of SunTrust amortization and BB&T's estimated amortization on acquired long-term debt separately.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Robert J. Johnson
BB&T CORP
April 4, 2019
Page 4

       You may contact Marc Thomas at 202-551-3452 or Gus Rodriguez at 202-551-3752 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Michael Clampitt at 202-551-3434 with any other questions.



FirstName LastNameRobert J. Johnson                       Sincerely,
Comapany NameBB&T CORP
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